02047708

1-15230

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/7/02

Dated August 7, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: August 7, 2002

By: ______________________

Name: James Frederick Jones

Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Press Release of Fording dated August 6, 2002 entitled "NYCO Minerals, Inc. Reports Finding Low Level of Asbestiform Mineral In One Wollastonite Ore Source at New York Operation"	4

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

NYCO MINERALS, INC. REPORTS FINDING LOW LEVEL OF ASBESTIFORM MINERAL IN ONE WOLLASTONITE ORE SOURCE AT NEW YORK OPERATION

Calgary, August 6 – Fording Inc. (TSE/NYSE: FDG), has determined that some product produced from one of the several ore sources supplying the Willsboro, New York operations of its wholly-owned subsidiary, NYCO Minerals Inc. ("NYCO"), may contain small quantities of an asbestiform mineral (tremolite) at a level which requires that its presence be disclosed in a Material Safety Data Sheet pursuant to the Canadian Federal Hazardous Products Act. NYCO is in the process of contacting all of its Canadian customers who may have received such product to advise them of this situation and to provide them with an updated Material Safety Data Sheet. Testing is ongoing to determine the duration and extent of this notification requirement.

The localized contaminated ore source at Willsboro has been identified and segregated from ongoing mining operations. In addition, NYCO believes it has determined the observable characteristics of the ore containing asbestiform mineral and has instituted an ongoing monitoring program to detect any similar ore in the future.

NYCO does not presently believe there are any applicable labelling requirements in the United States and is investigating labelling requirements in other jurisdictions.

Tests on products produced at NYCO's affiliate in Mexico, Minera NYCO S.A. de C.V., indicate no detectable levels of asbestiform mineral.

NYCO has significant wollastonite resources and the determination that a localized source of ore may contain small amounts of an asbestiform mineral will not result in reduced production or any inability to continue to serve customers. NYCO does not presently believe that this situation has resulted in any employee health and safety issues at Willsboro. Airborne testing during the period when contaminated ore was being processed determined that levels were well within applicable regulatory standards. Airborne testing is ongoing.

NYCO takes its commitment to its employees, customers and the environment very seriously and is investigating this matter thoroughly. Once testing has been completed, NYCO will be in a position to evaluate whether any additional action is required and further information will be provided at that time.

NYCO's Willsboro operations produce a full range of high aspect ratio and powder-grade products which are used in a variety of industrial and consumer applications. Fording is the world's largest producer of the industrial mineral wollastonite.

– 30 –

For further information contact:

John Somers
Vice President, NYCO Sales

(403) 260-8108

Jim Popowich
Executive Vice President, Fording Inc.

(403) 260-9869